EXHIBIT 1

VocalTec Announces Fourth Quarter and Year-End 2005 Results Wednesday March 8, 5:47 pm ET


HERZLIA, Israel - (BUSINESS WIRE)- March 8, 2006 - VocalTec Communications Ltd. (Nasdaq: VOCL - News; the "Company"), a telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the fourth quarter and year ended December 31, 2005.

In November 2005, VocalTec and Tdsoft Ltd., an Israeli privately-held company, consummated a business combination pursuant to which VocalTec purchased all of the issued and outstanding share capital of Tdsoft and issued to Tdsoft's shareholders shares constituting 75% of the issued and outstanding share capital of the Company. The transaction was accounted as a reverse acquisition. Accordingly, the consolidated financial statements include the consolidated results of operations of TdSoft for the fourth quarter and full year 2005, as well as for historical periods, and the consolidated results of operations of the Company since the consummation of the transaction. However, the Company is not providing in this press release per share data with respect to the Tdsoft ordinary shares outstanding during the respective periods. Since the number of Tdsoft shares outstanding during such periods is not reflective of the current number of shares outstanding of the Company, and in light of the 1-for-13 reverse split of the Company's shares effected on November 25, 2005, the Company believes that the provision of any per share data with respect to the year and quarter ended December 31, 2005 will not only be immaterial to investors and not indicative of per share data for future periods, but may also be confusing.

Revenues for the fourth quarter of 2005 were $1.5 million, compared with $1.1 million in the third quarter of 2005 and $1.1 million in the fourth quarter of 2004. Net loss in the fourth quarter of 2005 was $2.7 million, compared with a loss of $0.5 million in the third quarter of 2005 and a net loss of $1.6 million in the fourth quarter of 2004. The increase in net loss in the fourth quarter of 2005 compared to the third quarter of 2005 was related to several factors, including a charge in the amount of $1.2 million related to the write-off of inventory and fixed assets, as well as legal, audit and other expenses.

Gross margin, excluding the effect of the inventory write-off was 53% in the fourth quarter of 2005, compared to 56% in the third quarter of 2005 and 65% in the fourth quarter of 2004. The decrease in gross margin in the fourth quarter of 2005 resulted primarily from the Company's product mix during the quarter, as the Company saw an increase in revenues from engineering and support services, which carry lower margins. Operating expenses were $2.9 million in the fourth quarter of 2005, compared to $1.1 million in the third quarter and $2.3 million in the fourth quarter of 2004. Operating loss for the quarter was $2.7 million, compared to $0.5 million in the third quarter of 2005 and $1.6 million in the fourth quarter of 2004.

Revenues for the twelve months ended December 31, 2005 were $4.6 million, compared with $4.2 million in 2004. Net loss for the twelve months ended December 31, 2005 was $5.8 million compared with a net loss of $5.7 million in 2004.

Gross margin, excluding the effect of the inventory write-off was 62% in 2005, compared to 61% in 2004. Operating expenses were $8.2 million for 2005, compared to $8.4 million in 2004. Operating loss for 2005 was $6.1 million, compared to $5.9 million for 2004.

As of December 31, 2005, cash, and cash equivalents amounted to $5.3 million, compared with $6.2 million at the end of the third quarter of 2005.


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


Commenting on the results, Yosi Albagli, CEO of VocalTec said, "2005 was an important year in the history of the Company, as we consummated the business combination between VocalTec and Tdsoft and began the integration of their businesses. Our efforts to combine the two companies are proceeding according to plan and we believe that these efforts will result in an improved corporate structure, as well as improved operational performance going forward. As we continue working toward completing the integration, we are increasingly confident in our ability to provide differentiated products to compete effectively in the rapidly growing global Voice-over-IP (VoIP) market."

"With the continued expansion of broadband infrastructure worldwide, we expect that VoIP will continue to gain traction as a preferred method of communication. In addition, we expect the increasing global demand for multimedia communications and rich content to drive the growth in IP communication infrastructure."

Mr. Albagli continued, "As new VoIP networks are rolled out, the need for such capabilities as interconnection, security, service intelligence and reliability is becoming increasingly important. VoIP service providers must implement efficient, intelligent routing through the use of technology such as ours, in order to ensure Quality of Service (QoS). Our Essentra and Gateway products offer an effective way to connect multiple provider networks with a variety of protocols and services, while ensuring seamless QoS, security and service delivery. As the convergence of fixed line and mobile communications continues, our product solutions will help carriers meet the new challenges at the network border, including transcoding and service mediation, in addition to the QoS and security capabilities needed for fixed line networks."

"Tdsoft and VocalTec bring to the combined company leading technology, world-class customers, important channel partners and strategic alliances with industry leaders. We believe that a significant opportunity exists for the cross selling of both the VocalTec and Tdsoft products to existing customers of each company. We are approaching new customers with our broad product offering, and are also developing new products by leveraging the combined expertise of the VocalTec and Tdsoft teams."

He concluded, "We believe that the combination of the VocalTec and Tdsoft businesses significantly improves our competitive position. VocalTec was among the pioneers in VoIP technology and the addition of Tdsoft's technology and capabilities enables us to provide greater value to our existing and prospective customers and partners. With this increased value proposition and an enhanced product suite, we believe that we are better positioned to capitalize on the tremendous growth opportunity as the market, driven by new, increasingly demanding applications, continues to mature. The VocalTec business has declined during the last several quarters, but we believe that following the business combination with Tdsoft, this trend will shift to growth. We are already seeing increased interest in our Essentra products from Tdsoft channels and believe that this will continue as customer awareness of our broad product offering continues to grow. Based on the current pipeline of opportunities, trials and orders for our products, we expect 2006 revenues to increase to a level between $9.0 million and $10.5 million, which represents an increase of between 95% and 128% compared to 2005 revenues (which, as mentioned previously, include primarily the operations of Tdsoft). In addition, as the result of a revenue mix that includes products with higher gross margins than the traditional VocalTec solutions and a reduction in cost of goods sold, we currently expect gross margins to improve in 2006, with a projected annual range between 50% and 56%, which we believe will ramp progressively through the year. This compares to a historical average gross margin for VocalTec (prior to the business combination) of approximately 43% since the beginning of 2004."

About VocalTec Communications

VocalTec Communications Ltd. (Nasdaq: VOCL - News), a pioneer of the VoIP industry, provides proven voice and multimedia infrastructure solutions for service providers. Following the recent completion of a business combination with Tdsoft, a leading vendor provider of VoIP gateways, VocalTec continues to provide an innovative suite of VoIP, voice-over-packet, multimedia softswitch and gateway solutions. For over a decade, VocalTec and Tdsoft's solutions have enabled vendors, systems integrators and service providers - including prominent tier-one operators - to evolve their telecom infrastructure into next-generation networks (NGNs). Led by a new management team comprised of industry veterans, the company's investors include Cisco Systems, HarbourVest Partners and Deutsche Telekom.


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


Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company and Tdsoft Ltd. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the telecommunications and VoIP markets and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. Such risks and uncertainties include, but are not limited to, various risks relating to the operations of the Company following consummation of the business combination with Tdsoft, including but not limited to (i) there being no assurance that the businesses of the Company and Tdsoft will be successfully integrated and that the business combination will result in the benefits the Company currently anticipates, (ii) the need to invest unanticipated additional cash resources in the combined company, (iii) there being no assurance that the Company will be successful in obtaining and maintaining a sufficient market share for its products, (iv) the Company's failure to successfully build customer confidence in the products of the Company and Tdsoft and offer a comprehensive solution and support to existing and potential customers, (v) the loss of customers and business partners due to uncertainties associated with the business combination and (vi) the Company's failure to manage its post business combination growth effectively. Should one or more of these or other risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Due to the foregoing risks and uncertainties, and given the short period that has lapsed since consummation of the business combination, the Company believes that it is currently unable to accurately estimate its results of operations. The Company does not intend or assume any obligation to update these forward-looking statements.


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


                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      ALL DATA IN THOUSANDS OF U.S. DOLLARS

                                    THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                        DECEMBER 31            DECEMBER 31

                                     2005        2004        2005        2004
                                    ------      ------      ------      ------
SALES
   Products                            983         962       3,668       3,719
   Services                            490         119         925         433
                                    ------      ------      ------      ------
                                     1,473       1,081       4,593       4,152
                                    ------      ------      ------      ------
COST OF SALES
   Products                            500         373       1,450       1,587
   Services                            193           6         315          22
                                    ------      ------      ------      ------
                                       693         379       1,765       1,609
   Inventory write-off                 621           -         639           -
                                    ------      ------      ------      ------
                                     1,314         379       2,404       1,609
                                    ------      ------      ------      ------
       Gross profit                    159         702       2,189       2,543
                                    ------      ------      ------      ------
OPERATING EXPENSES:
  Research and development,
net                                  1,080       1,578       3,841       5,474
  Selling and Marketing                878         485       2,692       1,909
  General and
administrative                         816         216       1,480         805
  Amortization of acquired
intangibles                            114          52         230         206
                                    ------      ------      ------      ------
      Total Operating
Expenses                             2,888       2,331       8,243       8,394
                                    ------      ------      ------      ------
      Operating loss                (2,729)     (1,629)     (6,054)     (5,851)
                                    ------      ------      ------      ------

Other income (expense), net             (4)          -          24           -

Financial income (expense), net         36          38         184         165
                                    ------      ------      ------      ------

Loss before tax benefit
(income taxes)                      (2,697)     (1,591)     (5,846)     (5,686)
Tax benefit (income taxes)              19           -          19           -
                                    ------      ------      ------      ------
Net loss                            (2,678)     (1,591)     (5,827)     (5,686)
                                    ======      ======      ======      ======


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


                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)



                                 DECEMBER 31, 2005    DECEMBER 31, 2004
                                        ------            ------
CURRENT ASSETS
  Cash and cash equivalents              5,291             9,260
  Trade receivables, net                   575               551
  Other receivables                      1,387               221
  Severance pay funds                      338                 -
  Inventories                              951             1,267
                                        ------            ------
       Total Current Assets              8,542            11,299
                                        ------            ------

Severance pay funds                      1,628               824
                                        ------            ------

Equipment, net                           1,082             1,128
                                        ------            ------

Intangible assets, net                   3,953               287
                                        ------            ------

Goodwill                                 7,237                 -
                                        ------            ------
            Total Assets                22,442            13,538
                                        ======            ======


CURRENT LIABILITIES
  Trade payables                         1,446               619
  Accrued expenses and other
liabilities                              4,327             1,010
  Accrued severance pay                    841                 -
  Loan from shareholder                  1,000                 -
  Deferred revenues                        171                75
                                        ------            ------
                                         7,785             1,704
                                        ------            ------

Long Term Liabilities
   Accrued severance pay                 1,794             1,174
                                         1,794             1,174
                                        ------            ------
          Total Liabilities              9,579             2,878
                                        ------            ------


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


                                        DECEMBER 31, 2005    DECEMBER 31, 2004
                                             -------             -------


Mandatory Redeemable Convertible
Preferred Shares                                   -              54,557
                                             -------             -------

Shareholders' Equity
   Share capital

   Series A convertible preferred
shares of NIS 0.02 par value:
Authorized, Issued and Outstanding -
0 and 2,749,285 shares as of
December 31, 2005 and 2004,
respectively                                       -                  14


   Series B-2 convertible
preferred shares of NIS 0.02 par
value: Authorized, Issued and
Outstanding - 0 and 819,220 shares
as of December 31, 2005 and 2004,
respectively                                       -                   4

   Ordinary A shares of NIS 0.02
par value: Authorized, Issued and
Outstanding - 0 and 1,948,871
shares as of December 31, 2005 and
2004, respectively                                 -                   8

   Ordinary shares of NIS 0.02
par value: Authorized, Issued and
Outstanding - 0 and 44,900,510
shares as of December 31, 2005 and
2004, respectively                                 -                  90

   Ordinary shares of NIS 0.13
par value: Authorized -
150,000,000 shares; Issued and
Outstanding - 4,415,389 and 0
shares as of December 31, 2005
and 2004, respectively                           155                   -

   Treasury Stock                                  -              (1,445)

   Additional paid-in capital                 61,451                   -

   Accumulated deficit                       (48,743)            (42,568)
                                             -------             -------
        Total Shareholders' Equity            12,863             (43,897)
                                             -------             -------

   Total Liabilities and
Shareholders' Equity                          22,442              13,538
                                             =======             =======


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


Contact:
VocalTec
Carmen Deville, 972-522-781748
carmen@vocaltec.com
or
KCSA
Jeff Corbin, 212-896-1214
jcorbin@kcsa.com
or
Lee Roth, 212-896-1209
lroth@kcsa.com


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